Exhibit 99.1

Opera Limited announces second quarter 2018 financial results

Oslo, Norway, August 23, 2018 – Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2018.

Second quarter 2018 financial highlights

•	Operating revenue was $39.8 million, an increase of 50.3% year-over-year.
•	Net income was $7.4 million, representing a net margin of 18.6%, compared to a net loss of $2.6 million during the second quarter of 2017, which represented a negative 9.6% margin.
•	Adjusted EBITDA(1) was $16.2 million, representing an adjusted EBITDA margin of 40.6%, compared to $4.3 million during the second quarter of 2017, which represented a 16.0% margin.
•	Adjusted net income(1) was $10.8 million, representing an adjusted net margin of 27.1%, compared to $1.1 million during the second quarter of 2017, which represented a 4.0% margin.

Second quarter 2018 user base highlights

•	Opera News average monthly active users (“MAUs”) in the quarter was 101.0 million (+307.3% year-over-year), of which users on the standalone Opera News app that was launched in January 2018 reached 7.9 million average MAUs in the quarter, with 11.2 million active users in June 2018.
•	Total smartphone users reached 182.2 million in the quarter (+13.4% year-over-year).
•	Total PC users reached 57.1 million in the quarter (+25.2% year-over-year).

Mr. Yahui Zhou, Opera’s Chairman and CEO, stated, “We are excited to present our first quarterly report after becoming a listed company, with records within both revenue and profitability. The IPO process was also very rewarding in that it allowed us to meet so many investors who share our vision – and ambition – for this great company. We continue to execute on our strategy to grow our AI-driven content recommendation platform in Africa and emerging Asia. We are very pleased that Opera News exceeded 100 million MAUs in the second quarter, marking an important milestone in our development of AI-based content services. Further, the standalone Opera News app that we launched earlier this year reached an average MAU of 7.9 million in the quarter – with 11.2 million active users in June. This is a solid foundation for further growth, and demonstrates our commitment and capability to grow and take our AI-based content services to the next level.”

(1)	Please see the separate section “About non-IFRS financial measures” for details on adjusted EBITDA and adjusted net income.

Mr. Lin Song, Opera’s COO, highlighted, “The tremendous growth of Opera News, both as a service in our browsers and as a standalone app, paired with our market presence, publisher partnerships and monetization capabilities, represents an excellent platform for us to continue building a strong and defendable position in the content space in our core markets, and will allow us to further strengthen our monetization potential going forward. We also continue to drive and maintain a healthy PC and smartphone browser user base, fueled by continuous innovation in this space, as well. For instance, in the second quarter we launched Opera Touch, a companion mobile browser for our PC users, which enables seamless transitions between devices. This novel browser later won a Red Dot Award for communication design. Again, this showcases our dedication to lead and attract users by feature-rich browser products and to stay at the forefront of innovation.”

Mr. Frode Jacobsen, Opera’s CFO, said, “We achieved strong results in the second quarter, with over 50% revenue growth year-over-year, and record recurring profitability across all relevant metrics. While we continue to prioritize Opera News user growth and product development, we also achieved robust user-driven revenue growth both in advertising and search revenue, up 63.1% and 26.2% year-over-year, respectively. We remain confident that our strategy and operations will continue delivering on an attractive financial trajectory.”

Second quarter 2018 consolidated financial results

Operating revenue was $39.8 million, a 50.3% increase year-over-year.

•	Search revenue was $19.8 million, a 26.2% increase year-over-year. The increase was primarily due to an increase in our average revenue per qualified search following improved monetization by our search partners and the PC user base growth in high-ARPU markets such as Europe and the United States, directly affecting the monetary value of our revenue share. This trend was amplified by our collaboration with search partners to enhance the mobile search experience for many of our users by enabling richer landing pages that also featured more high-end advertisements.
•	Advertising revenue was $13.7 million, a 63.1% increase year-over-year. The substantial lift followed the introduction of the Opera News service in our mobile browsers. This opened up a new advertising inventory that we began monetizing in the second half of 2017, ultimately resulting in rapid revenue growth on industry-standard mobile ad units. Further, price factors such as growth in high-ARPU markets such as Europe and the United States for the PC user base and closer collaboration with our e-commerce partners to improve conversion rates represented favorable factors towards our overall growth in advertising revenue.
•	Technology licensing and other revenue was $6.3 million, a 163.1% increase year-over-year. This revenue category is volatile in nature, as it largely follows the timing of underlying support and licensing agreements.

Operating expenses totaled $29.4 million, a 1.2% increase year-over-year. Operating expenses represented 73.7% of operating revenue in the second quarter 2018, compared to 109.6% in the second quarter 2017.

•	Payouts to publishers and monetization partners were $1.4 million, compared to $0.1 million in the second quarter 2017. This category is growing as the monetization of our user base evolves, with both content and service partnerships supporting the growth.
•	Personnel expenses were $9.4 million, a 16.1% decline year-over-year. This consisted of cash-based compensation expense of $9.1 million, a 9.6% increase year-over-year, and share-based remuneration expense of $0.2 million, a 92.2% decrease from $2.8 million in the second quarter 2017. The decline in share-based remuneration was mainly due to a correction of accrued social security cost, leading to a $1.3 million reduction of social security accruals in the quarter, and the fact that share-based remuneration expense was elevated in 2017 because it was the first year of a new employee Restricted Share Unit program.
•	Depreciation and amortization expenses were $3.4 million, a 6.3% decrease year-over-year. The decline is largely explained by equipment in use that is fully depreciated.
•	Other operating expenses were $15.2 million, a 10.4% increase year-over-year. The increase was primarily due to increased marketing and distribution expenses, totaling $7.8 million in the quarter, which were 19.6% higher than the second quarter 2017, and an increase in the cost of audit, legal and other advisory services during our IPO preparations, totaling $2.6 million in the quarter, which was 242.8% higher than the second quarter 2017. The other expenses in the category, including hosting, office and rent, software license fees, travel and other totaled $4.8 million and was 26.6% down versus the second quarter 2017, mainly driven by a reduction of our hosting costs.
•	Restructuring cost was zero, compared with $0.4 million in the second quarter 2017.

Operating profit reached $10.5 million in the quarter, representing an operating margin of 26.3%, compared to a $2.5 million operating loss in the second quarter 2017.

Income tax expense was $2.5 million in the quarter, compared to $0.7 million in the second quarter 2017. Our effective tax rate was 25.5% in the second quarter 2018, due to non-taxable losses from associates and joint ventures, and the recognized equity cost of our RSU program.

Net income was $7.4 million in the quarter, representing a net margin of 18.6%, compared to a net loss of $2.6 million in the second quarter of 2017, which represented a negative 9.6% margin.

Adjusted EBITDA was $16.2 million in the second quarter 2018, representing a 40.6% adjusted EBITDA margin and a 280.5% increase year-over-year. In the second quarter of 2017, adjusted EBITDA was $4.3 million, representing a 16.0% margin. Adjusted EBITDA excludes share-based remuneration, restructuring charges, and as of the second quarter 2018, expensed IPO-related costs for audit, legal and other advisory services.

Adjusted net income was $10.8 million in the second quarter 2018, representing a 27.1% adjusted net margin. In the second quarter of 2017, adjusted net income was $1.1 million, representing a 4.0% margin. Adjusted net income excludes share-based remuneration, amortization of intangible assets related to acquisitions (all of which relate to the Opera privatization in 2016), and as of the second quarter 2018, expensed IPO related costs. Adjusted net income further includes reversals of the income tax benefits related to the foregoing three adjustments.

Net income per ADS was $0.078 in the quarter, and $0.075 on a diluted basis. Adjusted net income per ADS was $0.113 in the quarter, and $0.110 on a diluted basis. Each ADS represents two shares in Opera Limited.

Business outlook

Opera expects that 2018 full-year revenue will amount to $170-175 million, representing a growth of 32-36% versus full-year 2017. This translates to a total expected revenue of $91-96 million for the second half of 2018, with both sequential and year-over-year revenue growth in each of the third and fourth quarters likely to be driven by the search and advertising revenue categories.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income.

We define adjusted net income as net income excluding share-based remuneration, amortization cost related to acquired intangible assets, and expensed costs related to our recent initial public offering.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to Opera’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Conference call

Opera’s management team will host a conference call at 7:30 AM U.S. Eastern Time (1:30 PM Central European Time, 7:30 PM Beijing/Hong Kong time) on Friday, August 24, 2018.

The dial-in details for the live conference call are:

China:	400 120 8590
Hong Kong:	+852 3018 4588
Norway:	+47 2350 0296
UK:	+44 (0)330 336 9411
USA:	+1 929-477-0448

Confirmation Code:	2382884

The recorded conference call will be available on the Investor Relations section of Opera’s website at https://investor.opera.com

About Opera

Founded in 1995 in Norway, Opera is one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms.

For investor inquiries, please contact investor-relations@opera.com

For media inquiries, please contact: press-team@opera.com

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Q2-2017	Q2-2018	YTD 2017	YTD 2018
[Numbers in US$ thousands, except per share amounts]	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating revenue and other income
Operating revenue	26,491	39,828	51,966	79,274
Other income	-	-	-	-
Operating expenses
Payouts to publishers and monetization partners	(108)	(1,401)	(212)	(2,079)
Personnel expenses including share-based remuneration	(11,145)	(9,356)	(19,871)	(20,466)
Depreciation and amortization	(3,605)	(3,379)	(7,406)	(6,766)
Other operating expenses	(13,795)	(15,224)	(24,105)	(29,718)
Restructuring costs	(370)	-	(2,111)	-
Total operating expenses	(29,022)	(29,359)	(53,704)	(59,029)

Operating profit	(2,531)	10,469	(1,738)	20,245
Income (loss) from associates and joint ventures
Share of net income (loss) of associates and joint ventures	(218)	(615)	(573)	(1,624)
Net financial income (expenses)
Financial income	9	102	22	198
Financial expense	(140)	(43)	(203)	(77)
Net foreign exchange gains (losses)	1,026	31	711	112
Total net financial income (loss)	895	91	531	233

Net income (loss) before income taxes	(1,853)	9,945	(1,781)	18,854
Income tax (expense) benefit	(697)	(2,535)	(938)	(4,824)
Net income (loss)	(2,551)	7,411	(2,719)	14,030
Profit (loss) attributable to:
Equity holders of the parent	(2,551)	7,411	(2,719)	14,030
Non-controlling interests	-	-	-	-
Total attributed	(2,551)	7,411	(2,719)	14,030

Weighted average number of ordinary shares outstanding
Basic, millions(1)	190.25	190.25	190.25	190.25
Diluted, millions(2)	190.25	196.62	190.25	195.98

Net income (loss) per ordinary share
Basic, US$	(0.013)	0.039	(0.014)	0.074
Diluted, US$	(0.013)	0.038	(0.014)	0.072

Net income (loss) per ADS
Basic, US$	(0.027)	0.078	(0.029)	0.147
Diluted, US$	(0.027)	0.075	(0.029)	0.143

(1)	Assuming 200 million shares in Opera Limited were outstanding for all periods presented, less 9.75 million shares that were surrendered by two shareholders upon completion of the initial public offering.

(2)	Includes the net dilutive impact of employee equity awards.

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF TOTAL COMPREHENSIVE INCOME

	Q2-2017	Q2-2018	YTD 2017	YTD 2018
[Numbers in US$ thousands]	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	(2,551)	7,411	(2,719)	14,030

Other comprehensive income
Exchange differences on translation of foreign operations	876	(1,500)	1,482	(1,096)
Amounts to be reclassified from other comprehensive income to statement of operations	-	(138)	-	(138)
Other comprehensive income – items that may be reclassified to net income	876	(1,638)	1,482	(1,234)
Total comprehensive income	(1,675)	5,773	(1,236)	12,796
Total comprehensive income attributable to:
Equity holders of the parent	(1,675)	5,773	(1,236)	12,796
Non-controlling interests	-	-	-	-
Total attributed	(1,675)	5,773	(1,236)	12,796

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
	As of June	December	As of June
	30, 2017	31, 2017	30, 2018
[Numbers in US$ thousands]	(Unaudited)	(Unaudited)	(Unaudited)

ASSETS
Non-current assets
Furniture, fixtures and equipment	13,828	13,460	13,213
Intangible assets	123,200	118,620	117,161
Goodwill	421,578	421,578	421,578
Investments in associates and joint ventures	470	5,517	4,126
Other financial assets	1,765	1,857	2,660
Deferred tax assets	783	958	1,117
Total non-current assets	561,623	561,989	559,855
Current assets
Trade receivables	30,001	31,072	37,526
Other receivables	6,012	7,865	7,075
Prepayments	4,117	2,166	3,041
Cash and cash equivalents	21,099	33,207	43,993
Total current assets	61,228	74,311	91,636
TOTAL ASSETS	622,851	636,300	651,491

EQUITY AND LIABILITIES
Equity
Contributed equity	576,531	576,531	576,531
Retained earnings (accumulated deficit)	(8,395)	5,366	21,683
Other components of equity	852	1,605	372
Equity attributed to members	568,989	583,503	598,585
Non-controlling interests
Total equity	568,989	583,503	598,585
Non-current liabilities
Financial lease liabilities and other loans	3,438	4,032	3,237
Deferred tax liabilities	15,292	11,828	14,519
Other liabilities	1,685	87	109
Total non-current liabilities	20,415	15,947	17,865
Current liabilities
Trade and other payables	19,175	21,401	21,804
Deferred revenue	2,604	1,472	2,182
Financial lease liabilities and other loans	3,024	2,073	2,589
Income tax payable	1,394	3,709	2,363
Other liabilities	7,250	8,195	6,102
Total current liabilities	33,447	36,850	35,041
Total liabilities	53,862	52,797	52,906
TOTAL EQUITY AND LIABILITIES	622,851	636,300	651,491

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Retained	Other
2017	Contributed	earnings	components of
[Numbers in US$ thousands]	equity	(accumulated deficit)	equity	Total equity
Balance as of January 1, 2017	576,531	(7,704)	(630)	568,197
Net income (loss) for the period	-	(2,719)	-	(2,719)
Other comprehensive income	-	-	1,482	1,482
Total comprehensive income for the period	-	(2,719)	1,482	(1,236)
Share-based payment transactions	-	2,028	-	2,028
Balance as of June 30, 2017	576,531	(8,395)	852	568,989

			Other
2018	Contributed	Retained	components of
[Numbers in US$ thousands]	equity	earnings	equity	Total equity
Balance as of December 31, 2017 - as previously reported	576,531	5,366	1,605	583,503
Change in accounting principles	-	(629)	-	(629)
Balance as of January 1, 2018	576,531	4,737	1,605	582,874
Net income for the period	-	14,030	-	14,030
Other comprehensive income	-	-	(1,234)	(1,234)
Total comprehensive income for the period	-	14,030	(1,234)	12,796
Share-based payment transactions	-	2,916	-	2,916
Balance as of June 30, 2018	576,531	21,683	372	598,585

General information

The financial information of Opera Limited ("the Company") and its subsidiaries (collectively, "the Group" or "Opera"), for the period ended June 30, 2018 was approved by the Company’s Board of Directors on August 23, 2018.

Opera Limited, with its office in George Town, Cayman Islands, is a limited liability company duly incorporated and validly existing under the laws of the Cayman Islands.

Opera is one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms.

Operating revenue by category

[Numbers in US$ thousands]	Q2-2017	Q2-2018		YTD 2017	YTD 2018
Search	15,670	19,769		31,063	39,985
Advertising	8,410	13,718		15,618	26,634
Technology Licensing / Other	2,411	6,342	(1)	5,286	12,655
Total	26,491	39,828		51,966	79,274

(1)	Includes US$1.5 million revenue from a perpetual license agreement with 360 Mobile Security, a related party.

Personnel expenses by type

[Numbers in US$ thousands]	Q2-2017	Q2-2018	YTD 2017	YTD 2018
Personnel expenses excluding share-based remuneration	8,338	9,138	17,064	17,799
Share-based remuneration, including related social security costs	2,807	218	2,807	2,667
Personnel expenses including share-based remuneration	11,145	9,356	19,871	20,466

Other operating expenses

[Numbers in US$ thousands]	Q2-2017	Q2-2018	YTD 2017	YTD 2018
Marketing and distribution	6,553	7,838	10,244	15,176
Hosting	3,576	2,561	6,867	5,178
Audit, legal and other advisory services	767	2,631	1,465	4,879
Software license fees	276	399	740	891
Rent and other office expense	1,033	1,214	1,871	2,336
Travel	447	510	919	1,030
Other	1,142	72	1,998	227
Total	13,795	15,224	24,105	29,717

Non-IFRS financial measures

	Q2-2017	Q2-2018	YTD-2017	YTD-2018
[Numbers in US$ thousands]	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	(2,551)	7,411	(2,719)	14,030
Add: Income tax expense (benefit)	697	2,535	938	4,824
Add: Total net financial loss (income)	(895)	(91)	(531)	(233)
Add: Share of net loss (income) of associates and joint ventures	218	615	573	1,624
Add: Restructuring costs	370	-	2,111	-
Add: Depreciation and amortization	3,605	3,379	7,406	6,766
Add: Share-based remuneration	2,807	218	2,807	2,667
Add: Expensed IPO related costs	-	2,110	-	2,110
Less: Other income	-	-	-	-
Adjusted EBITDA	4,250	16,175	10,586	31,788

Reconciliation of net income (loss) to adjusted net income
Net income (loss)	(2,551)	7,411	(2,719)	14,030
Add: Share-based remuneration	2,807	218	2,807	2,667
Add: Amortization of acquired intangible assets	1,280	1,280	2,560	2,560
Add: Expensed IPO-related costs		2,110	-	2,110
Income tax adjustment(1)	(484)	(235)	(815)	(713)
Adjusted net income	1,052	10,783	1,833	20,653

Weighted average number of ordinary shares outstanding for non-IFRS measures
Basic, millions	190.25	190.25	190.25	190.25
Diluted, millions	192.21	196.62	191.23	195.98

Adjusted net income per ordinary share
Basic, US$	0.006	0.057	0.010	0.109
Diluted, US$	0.005	0.055	0.010	0.105

Adjusted net income per ADS
Basic, US$	0.011	0.113	0.019	0.217
Diluted, US$	0.011	0.110	0.019	0.211

(1)	Reversal of income tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets, and expensed IPO-related costs